Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Six months ended
June 30, 2018
Earnings:
Net income	$16,151
Add back:
Fixed charges	1,057
Distribution of income from investments in unconsolidated entities	462
Less:
Equity in earnings from unconsolidated entities	(985)
Total earnings (A)	$16,685

Fixed charges:
Interest expense	$1,054
Portion of rent expense representative of interest factor	3
Total fixed charges (B)	$1,057
Preferred dividends	8,175
Total Fixed Charges and Preferred Dividends (C)	$9,232

Ratio of earnings to fixed charges (A / B)	15.79
Insufficient coverage (A - B)	n/a

Ratio of earnings to fixed charges and preferred dividends (A / C)	1.81
Insufficient coverage (A - C)	n/a